FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors : A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, J G Hopwood,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
           goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email    Julian.Gwillim@goldfields.co.za

MEDIA RELEASE
GOLD FIELDS TO RELEASE
Q1F2010 RESULTS ON 29 OCTOBER 2009
Johannesburg, 16 October 2009. Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) will publish its results for the
September 2009 quarter on the company’s website www.goldfields.co.za at 08:00 am (SA time) on Thursday, 29 October 2009. A telephone conference call has been scheduled at the times indicated below:
For Johannesburg: 16:30
For United Kingdom: 14:30 hours GMT
For Europe: 15:30 hours, European time
For North America: 10:30 a.m., Eastern time

DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
South Africa 011 535-3600 0 800 200-648
USA 1 412 858-4600 1 800 860-2442
Australia 1 800 350-100
United Kingdom 0 800 917-7042
Canada 1 866 519-5086
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor Relations contacts:
Willie Jacobsz
Phone: 1 508 358 0188
wjacobsz@ gfexpl.com
Nikki Catrakilis-Wagner
Phone: 27 11 562-9706
nikki.catrakilis-wagner@goldfields.co.za
Francie Whitley
Phone: 27 11 644 2505
franciew@goldfields.co.za
ends

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 October 2009

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs